Exhibit (d)(8)

EXECUTION

STRICTLY CONFIDENTIAL

June 30, 2023

Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Cambridge, Massachusetts 02215

Ladies and Gentlemen:

In connection with the consideration by Regeneron Pharmaceuticals, Inc. (“Regeneron”) of a possible transaction between Regeneron and Decibel Therapeutics, Inc. (“Decibel”) (such transaction, a “Transaction”), the parties agree as follows:

During the Exclusivity Period (as defined below), Decibel will not, and will cause its affiliates and its and their respective directors, officers, employees, agents, advisors (including, without limitation, attorneys and financial advisors) and other representatives (collectively, “Representatives”) not to, directly or indirectly, (A) engage in negotiations or discussions with, (B) furnish any information or data to or provide access to Decibel’s books, records, assets, businesses or personnel to, (C) initiate, solicit, facilitate or knowingly encourage, or respond to any offers, proposals or inquiries from or any contacts that would reasonably be expected to lead to any inquiries, offers or proposals from or (D) enter into any agreement or understanding (whether or not binding or definitive) with, any person (other than Regeneron), in each case in connection with any potential or actual transaction involving the (1) sale or other disposition of a material portion of Decibel’s assets or businesses, whether by purchase, lease, license or otherwise, (2) merger, consolidation, share exchange, business combination, joint venture, collaboration or similar transaction involving Decibel or its subsidiaries, (3) recapitalization, liquidation, dissolution or similar transaction involving Decibel or (4) acquisition of beneficial ownership (whether by tender or exchange offer, issuance, transfer of securities or otherwise) of greater than 5% of any class of equity securities of Decibel or any of its subsidiaries (any of the foregoing clauses (1) through (4), an “Acquisition Proposal”). Decibel will cause its Representatives to immediately cease any existing discussions or negotiations or other direct or indirect contact with any third parties with respect to any Acquisition Proposal or any contact, inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal.

During the Exclusivity Period, Decibel will notify Regeneron promptly, and in any event within 24 hours, upon receipt by any of its Representatives of any Acquisition Proposal or any contact, inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, with such notice to include the identity of such third party and the material terms thereof.

“Exclusivity Period” means the period commencing on the date of this letter agreement and ending upon the earliest to occur of (a) 11:59 p.m., Eastern time, on July 20, 2023; provided, that so long as Regeneron and Decibel continue to negotiate in good faith toward the execution of a definitive agreement with respect to a Transaction, the Exclusivity Period will automatically be extended for two successive seven-day periods unless, at least 24 hours prior to the then-scheduled end of such period (as it may be extended by operation of this proviso), either Regeneron or Decibel provides written notice to the other that it wishes to terminate the negotiations, (b) the time at which Regeneron proposes in writing to reduce the aggregate per- share cash consideration to less than $6 or the aggregate amount payable per share pursuant to the contingent value rights to less than $1, and (c) the execution by Regeneron and Decibel of a definitive agreement providing for a Transaction.

The parties hereto acknowledge that the execution and delivery of this letter agreement does not create any legally binding obligations between the parties relating to the proposed Transaction except those specifically set forth herein. Such an obligation will arise only upon the execution and delivery of final definitive agreements relating to the proposed Transaction.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Court of Chancery in the State of Delaware and the United States District Court for the District of the State of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement and the possible Transaction, and agree not to commence any action, suit or proceeding related thereto except in such courts.

For the avoidance of doubt, the parties hereto acknowledge and agree that the existence and content of this letter agreement are “Transaction Information” subject to the Confidentiality Agreement, dated June 30, 2023, between Regeneron and Decibel.

[Signature page follows]

If the foregoing accurately reflects your understanding, please so indicate by executing and returning to the undersigned one copy of this letter agreement, which will constitute and evidence our agreement with respect to the matters addressed herein.

Very truly yours,

REGENERON PHARMACEUTICALS, INC.

			By:	/s/ Nouhad Husseini
				Name:	Nouhad Husseini
				Title:	Senior Vice President, Business Development and Corporate Strategy

CONFIRMED AND AGREED
as of the date first written above:

DECIBEL THERAPEUTICS, INC.

By:	/s/ Laurence Reid, Ph.D.
	Name:	Laurence Reid, Ph.D.
	Title:	President and Chief Executive Officer

[Signature Page to Exclusivity Agreement]